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Barbara A. Jones Attorney at Law bjones@mwe.com +1 617 535 4088

September 15, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, NE

Washington, DC 20549

Attention: Matthew Crispino, Staff Attorney

Re:	Domain Extremes, Inc.

Registration Statement on Form 10

Filed August 3, 2009

File No. 000-53749

Dear Mr. Crispino:

On behalf of our client, Domain Extremes, Inc. (the “Company”), we hereby submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s response to comments received from the Staff by letter, dated September 2, 2009 (the “Comment Letter”), relating to the above-referenced filing. In addition, the Company is filing today with the Commission Amendment No. 1 to its Registration Statement on Form 10.

For the convenience of the Staff, we have restated in this letter each of the Staff’s comments as set forth in the Comment Letter and numbered each of its responses to correspond therewith. Under separate cover, we are delivering to the Staff today four courtesy copies of this letter with marked copies of the amended Form 10 to facilitate the Staff’s review.

General

U.S. practice conducted through McDermott Will & Emery LLP.

28 State Street Boston Massachusetts 02109-1775 Telephone: +1 617 535 4000 Facsimile: +1 617 535 3800 www.mwe.com

U.S. Securities and Exchange Commission

September 15, 2009

1.	Please update your disclosure as to your websites that are currently operational. In this regard, we note that sowhatasia.com appears operational.
Response to Comment 1:

The Company has revised the disclosure on page 1 of the Form 10 in response to the Staff’s comment to indicate that www.drinkeat.com is fully operational and that www.sowhatasia.com is in the final stages of testing and is expected to be operational in the near future.

Item 1. Business

Our Business, page 3

2.

Please expand the discussion of your relationships with third-party content providers. Please discuss how you initiate your relationships with these third-party providers and discuss the general terms of your agreements with these providers. Please disclose the approximate number of third-party providers with whom you have agreements and whether those agreements are generally with organizations or individual writers and contributors. Please also clarify the content you are licensing for each of your websites.

Response to Comment 2:

The Company has revised the disclosure on pages 1 and 2 of the Form 10 in response to the Staff’s comment.

3.

You disclose your belief that www.drinkeat.com is among the top three Hong Kong restaurant review websites in terms of popularity and depth of articles. In apparent support for this statement, you then disclose that according to Google PageRank® the website is one of two restaurant review websites in Hong Kong with a ranking of 5 out of a maximum 10 as of the date of the prospectus. Please expand your disclosure to include a brief explanation of Google’s PageRank® system, including a discussion of the elements on which www.drinkeat.com was ranked.

Response to Comment 3:

The disclosure on page 1 has been revised to include a paragraph describing the Google PageRank® system based upon publicly available information. However, it is the Company’s understanding and belief that the particular elements on which a website is ranked are not disclosed by Google, as stated in the revised disclosure.

Item 1A. Risk Factors, page 6

U.S. Securities and Exchange Commission

September 15, 2009

4.

Item 503(c) of Regulation S-K requires that you “set forth each risk factor under a subcaption that adequately describes the risk.” Several of your current risk factor subcaptions do not adequately describe the risk to investors. As examples, we note the following subcaptions:

•	“We operate in competitive and evolving markets;”
•	“We rely on our third parties for the provision of our content;”
•	“We may be unable to manage rapidly expanding operations;” and
•	“Our business depends on the continued growth and maintenance of the Internet Infrastructure.”

Please review each risk factor and revise as necessary to succinctly state in your subheading the risks that result from the facts or circumstances facing the company or this offering. Generally speaking, you will best accomplish this by phrasing the risk factor subcaption in the form of a statement of cause and effect, “If X, then Y” or “Because of X, Y is probable.”

Response to Comment 4:

The Company has reviewed the risk factors contained under Item 1A. in the Form 10 and has made appropriate revisions in response to the Staff’s comment.

Risks Associated with an Investment in Our Common Stock

“Unless an active trading market develops in our securities...,” page 13

5.

Please consider combining this risk factor with the risk factor on page 15 with the subcaption “If our common stock becomes quoted in the Pink Sheets or on the OTC Bulletin Board, the market may be limited thereby making it more difficult for you to resell any shares you may own.”

Response to Comment 5:

The Company has combined the two referenced risk factors consistent with the Staff’s suggestion.

Item 2. Financial Information

B. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 17

U.S. Securities and Exchange Commission

September 15, 2009

6.

You state your current capital and other existing resources will be sufficient only to provide a limited amount of working capital and that revenues, if any, may not be sufficient to fund operations or your planned growth. Please disclose the current monthly or quarterly rate at which you use cash in your operations. Discuss whether this rate of cash usage is expected to increase over the next 12 months. In quantitative terms, disclose your estimate of the minimum amount of capital you need to fund expected operations over the next 12 months, including your expenses as a public company and your planned growth. Discuss how you plan to obtain capital resources in that amount, and describe the potential impact on you if you are unable to obtain such funds. Please also revise your appropriate risk factor disclosure on page 7 to provide quantitative information regarding your estimated needs for capital during a minimum of 12 months following the date of the prospectus. See Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for more guidance.

Response to Comment 6:

The Company has revised the disclosure under “Liquidity and Capital Resources” on page 15 in response to the Staff’s comment. In addition, the referenced risk factor on page 5 has been revised to provide certain quantitative information as requested.

Item 5. Directors and Executive Officers

Francis Bok, page 20

7.	Please identify the information technology companies and other organizations where Mr. Bok was employed from 2002 until June 2005. See Item 401(e)(1) of Regulation S-K.
Response to Comment 7:

The Company has revised the disclosure on page 18 relating to Mr. Bok’s previous employment history as requested by the Staff’s comment.

Item 6. Executive Compensation, page 21

8.	Please provide a summary compensation table. See Item 402(n) of Regulation S-K and Instruction 3 to Item 402(n).
Response to Comment 8:

The Company has added a summary compensation table on page 20 in response to the Staff’s comment.

Item 15. Financial Statements and Exhibits, page 26

U.S. Securities and Exchange Commission

September 15, 2009

9.

In your response letter, please describe your contractual arrangements with Beyond IVR Limited and provide your analysis as to whether you are required to file any agreements with this company as exhibits. See Item 601(b)(10)(ii)(A) of Regulation S-K.

U.S. Securities and Exchange Commission

September 15, 2009

                Response to Comment 9:

The Company advises the Staff that it has an unwritten arrangement with Beyond IVR Limited pursuant to which it pays, upon receipt of an invoice, $385 every six months for server hosting services. The Company considers such amount to be immaterial and further considers that it could secure server hosting services from a number of other providers should the current arrangements with Beyond IVR Limited become unavailable. The Company acknowledges that the arrangement constitutes a related party transaction given that its CEO, Mr. Bok, is also the CEO of Beyond IVR Limited. However, since there is no written agreement evidencing this arrangement and given the immateriality of the amount involved, the Company considers it is in compliance with the requirements of Item 601(b)(10)(ii)(A) of Regulation S-K. The Company undertakes to the Commission, however, that should agreements be entered into with Beyond IVR Limited that are subject to Item 601(b)(10)(ii)(A), the Company will assess whether any such agreement is required to be filed.

Notwithstanding the foregoing, the Company has added disclosure to page 20 of the Form 10 with respect to these arrangements with Beyond IVR Limited.

Financial Statements

General

10.

We note that you have not included cumulative from inception information related to your financial statements for the periods ended December 31, 2008 and June 30, 2009. Tell us how you intend to comply with SFAS 7 to include audited and unaudited cumulative from inception financial statements for the periods ended December 31, 2008 and June 30, 2009, respectively.

Response to Comment 10:

The Company has revised its financial statements in response to the Staff’s comment to include the omitted information.

Report of Independent Registered Public Accounting Firm, page F-1

11.

We note that the financial statements presented in your Form 10 include statements of cash flows. However, the opinion paragraph in the report of your independent registered public accounting firm does not include a reference to the statements of cash flow. Please explain how the report complies with AU Section 508.07.

U.S. Securities and Exchange Commission

September 15, 2009

                Response to Comment 11:

The audit report has been revised to include the reference to the statements of cash flow as required by AU Section 508.07.

12.

The report of your independent registered public accounting firm states that your ability to continue as a going concern is dependent, in part, on your ability to “locate and complete a merger with another company.” This statement appears inconsistent with the description of your business and your plans for development discussed in the prospectus. Please advise if you presently have any plans or proposals to acquire or merge with another company.

Response to Comment 12:

The auditor’s report has been revised in consideration of the Staff’s comment. In addition, the Company confirms to the Staff that it does not have present plans or proposals to acquire or merge with another entity and has discussed same with its independent registered public accounting firm. The Company has added disclosure in the first full risk factor on page 9 of the Form 10 to clarify this point.

*       **

In addition to the foregoing, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10, as amended;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

September 15, 2009

            Questions regarding the above responses or related disclosures may be addressed to the undersigned on behalf of the Company at 617-535-4088.

Respectfully Submitted on behalf of

Domain Extremes, Inc.,

/s/Barbara A. Jones

cc:	Kevin Dougherty, Division of Corporation Finance
Patrick Gilmore, Accounting Branch Chief, Division of Corporation Finance
David Edgar, Staff Accountant, Division of Corporation Finance
Francis Bok, Domain Extremes, Inc.